UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-37652

Biodexa Pharmaceuticals PLC
(Translation of registrant's name into English)

1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Enrollment of First Patients in Phase 3 Serenta Trial

On August 18, 2025, Biodexa Pharmaceuticals PLC (the “Company”) announced the enrollment of the first two patients by the Pan American Center for Oncology Trials in San Juan, Puerto Rico into its pivotal Phase 3 Serenta trial of eRapa in patients with familial adenomatous polyposis (“FAP”).

The information included under the heading “Enrollment of First Patients in Phase 3 Serenta Trial” shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-209365) and Form F-3 (Registration Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On August 18, 2025, the Company issued a press release regarding the enrollment of the first two patients in the Company’s pivotal Phase 3 Serenta trial of eRapa in patients with FAP, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH:

Exhibit Number	Description

99.1	Press Release dated August 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC
(Registrant)

Date: August 18, 2025	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer, Chief Financial Officer